

Mail Stop 3030

March 7, 2017

Doris Zhou
Chief Executive Officer
Ionix Technology, Inc.
3773 Howard Hughes Pkwy, Ste. 500S
Las Vegas, NV 89169

> **Re: Ionix Technology, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **June 30, 2016**
> **Filed February 15, 2017**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2016**
> **File No. 000-54485**

Dear Ms. Zhou:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2017 letter.

Competition, page 10

1.   We note your response to prior comment 1 and your revised disclosure. Please tell us whether you have derived a material amount of your historical revenue from producing specialized products for your customers. Also please confirm that you will clarify your disclosure in your future filings regarding the portion of the products that you supply that are based on standardized specifications versus those that you supply that are based on your customers' specifications.

Properties, page 12

2.   We note your response to prior comment 2. Please clarify in your response whether this is the address of your registered agent. Also, if this address is not the address of your

principal executive office as you indicated in your response, please revise your cover page accordingly.

Signatures, page 33

3.   We note your response to prior comment 4. Please revise future filings to parenthetically indicate who has signed your report on the company's behalf as the principal financial officer.

Form 10-Q for the Period Ended December 31, 2016

Results of Operations for the three and six months ended December 31, 2016 and 2015, page 14

4.   We note your discussion regarding your increase in revenues during the three and six months ended December 31, 2016 compared to December 31, 2015. Please tell us in more detail what "High-end intelligent electronic equipment, the module of new energy power system and high-end intelligent electronic equipment in the PRC" entails. Also, tell us when you commenced these operations. Please revise future filings as appropriate.

         Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Jessica M. Lockett, Esq.
        Horwitz and Armstrong